# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UPEXI, INC., CIK 0001775194
CUSIP: 39959A205
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 3030 N. Rocky Point Drive, Suite 420, Tampa, Florida (FL), 33607
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001627400

## Reporting persons
- ATTESTOR VALUE MASTER FUND LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ATTESTOR VALUE FUND GP LTD: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ATTESTOR CAPITAL LTD: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ATTESTOR Ltd: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- PETERS JAN-CHRISTOPH: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: UPEXI, INC.
Address of issuer's principal executive offices: 3030 N. Rocky Point Drive, Suite 420 Tampa, FL 33607

## Item 2. Person Filing
Name of person filing: This statement is filed by (1) Attestor Value Master Fund LP, a Cayman Islands exempted limited partnership ("Attestor"), (2) Attestor Value Fund GP Limited, a Cayman Islands exempted private limited company ("Attestor GP"), as the sole general partner of Attestor, (3) Attestor Capital Limited, a Cayman Islands exempted private limited company ("Attestor Capital"), as procurement manager to Attestor, (4) Attestor Limited, a private limited company registered in England and Wales (with company number 12080120) ("Attestor Limited"), as the investment manager to Attestor, and (5) Mr. Jan-Christoph Peters, as the sole director and sole indirect shareholder of Attestor Limited. Attestor, Attestor GP, Attestor Capital, Attestor Limited and Mr. Peters are collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence: The principal business office of Attestor, Attestor GP and Attestor Capital is c/o Attestor Value Fund GP Limited, Ugland House, PO Box 309, Grand Cayman KY1-1104, Cayman Islands. The principal business office of Attestor Limited and Mr. Peters is 7 Seymour Street, London W1H 7JW, United Kingdom.
Citizenship: See Item 4 of each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: investment adviser

## Item 4. Ownership
Amount beneficially owned: See Item 9 of each cover page.
Percent of class: See Item 11 of each cover page.
Sole power to vote or to direct the vote: See Item 5 of each cover page.
Shared power to vote or to direct the vote: See Item 6 of each cover page.
Sole power to dispose or to direct the disposition: See Item 7 of each cover page.
Shared power to dispose or to direct the disposition: See Item 8 of each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to investment advisers is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- ATTESTOR VALUE MASTER FUND LP: /s/ Jan-Christoph Peters, Jan-Christoph Peters, Authorised Attorney (10/16/2025)
- ATTESTOR VALUE FUND GP LTD: /s/ Jan-Christoph Peters, Jan-Christoph Peters, Director (10/16/2025)
- ATTESTOR CAPITAL LTD: /s/ Jan-Christoph Peters, Jan-Christoph Peters, Director (10/16/2025)
- ATTESTOR Ltd: /s/ Jan-Christoph Peters, Jan-Christoph Peters, Authorised Attorney (10/16/2025)
- PETERS JAN-CHRISTOPH: /s/ Jan-Christoph Peters, Jan-Christoph Peters (10/16/2025)